UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January 2025

Commission File Number: 001-40614

INTERCURE LTD.

(Translation of registrant’s name into English)

85 Medinat ha-Yehudim Street

Herzliya, 4676670, Israel

Tel: +972 77 460 5012

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

On December 20, 2024, Intercure Ltd. (the “Company”) filed a Report on Form 6-K announcing that it will hold an Extraordinary General Meeting of Shareholders (the “Meeting”) on January 27, 2025 at 4:00 p.m. (Israel time), at the offices of the Company’s attorneys, Doron Tikotzky Kantor Gutman & Amit Gross., 7 Metsada St., B.S.R Tower 4, 33 Floor, Bnei Brak, Israel (the “Original Report”). The Meeting was adjourned and will reconvene on Monday, February 3, 2025 at 4:00 p.m., Israel time, at the offices of the Company’s attorneys, Doron Tikotzky Kantor Gutman & Amit Gross, at 7 Metsada St., B.S.R Tower 4, Bnei Brak, Israel. This Amendment No. 1 on Form 6-K/A (the “Amendment”) is being furnished to replace Exhibit 99.1 (the “Original Notice and Proxy Statement”), of the Original Report, to amend the Original Notice and Proxy Statement, to delete therefrom any reference to Mr. Tzahi Hagag, who will be replaced by his son who is an adult living separately from him and, as a result of his investment in the Private Placement, will not hold more than 5% of the Company’s issued and outstanding share capital.

Mr. Tzahi Hagag approached the Company and asked for his participation in the Private Placement to be replaced by Ynon Hagag (his 29 year old son). Company management resolved to accommodate the aforesaid request and to allow Ynon Hagag to participate in the Private Placement.

Other than as expressly set forth above, this Amendment does not, and does not purport to, amend, update or restate the information in any other item of the Original Report, or reflect any events that have occurred after the Original Report was originally filed.

In connection with the Meeting, the Company furnishes the following documents:

1.	A copy of the Notice and Proxy Statement with respect to the Company’s Meeting describing the proposal to be voted upon at the Meeting, the procedure for voting in person or by proxy at the Meeting and various other details related to the Meeting, attached hereto as Exhibit 99.1; and

2.	A form of Proxy Card whereby holders of ordinary shares of the Company may vote at the Meeting without attending in person, attached hereto as Exhibit 99.2.

Exhibit Index

Exhibit No.	Description

99.1	Notice and Proxy Statement with respect to the Company’s Extraordinary General Meeting of Shareholders

99.2	Proxy Card for holders of ordinary shares with respect to the Company’s Extraordinary General Meeting of Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERCURE LTD.

Date: January 31, 2025	/s/ Amos Cohen
Amos Cohen
Chief Financial Officer